EX-99.77J REVALUATN

Exhibit 77(j)(b) - Restatement of Capital Accounts

For the year ended March 31, 2016, the Meydenbauer Dividend Growth Fund decreased undistributed net investment income by $24 and increased accumulated net realized loss by $24.

The reclassifications have no effect on net assets or net asset value per share.